CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$18,807,470(2)	$2,422.40

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Calculated on the basis of 1,880,747 units each having a $10 principal amount per unit.

Pricing Supplement (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013, and the Product Supplement EQUITY INDICES ARN-1 dated July 31, 2013)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-190038

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES ARN-1.

Our initial estimated value of the notes, based on our internal pricing models, is $9.609 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$18,807,470.00
Underwriting discount	$0.20	$376,149.40
Proceeds, before expenses, to Barclays	$9.80	$18,431,320.60

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

January 30, 2014

1,880,747 Units
$10 principal amount per unit
CUSIP No. 06742B881
Barclays
Pricing Date January 30, 2014
Settlement Date February 6, 2014
Maturity Date March 27, 2015
Accelerated Return Notes® Linked to the Energy Select Sector Index
Maturity of approximately 14 months
3-to-1 upside exposure to increases in the Index, subject to a capped return of 14%
1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk
All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC
No periodic interest payments
Limited secondary market liquidity, with no exchange listing
The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. The notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction
Enhanced Return

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

Summary

The Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Energy Select Sector Index (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Index. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value for the notes. This estimated value was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This estimated value is less than the public offering price.

The economic terms of the notes (including the Capped Value) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Energy Select Sector Index (Bloomberg symbol: “IXE”), a price return index.
Starting Value:	848.38
Ending Value:

The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the maturity valuation period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES ARN-1.

Capped Value:	$11.40 per unit of the notes, which represents a return of 14.00% over the principal amount.
Maturity Valuation Period:	March 18, 2015, March 19, 2015, March 20, 2015, March 23, 2015 and March 24, 2015
Participation Rate:	300%
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-12.
Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement EQUITY INDICES ARN-1 dated July 31, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513311888/d576655d424b2.htm

▪	Series A MTN prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

▪	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2 and TS-12.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

Hypothetical Payout Profile

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.40. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300%, and the Capped Value of $11.40 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.00		-100.00%
50.00		-50.00%	$5.00		-50.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
94.00		-6.00%	$9.40		-6.00%
97.00		-3.00%	$9.70		-3.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
105.00		5.00%	$11.40	(2)	14.00%
110.00		10.00%	$11.40		14.00%
120.00		20.00%	$11.40		14.00%
130.00		30.00%	$11.40		14.00%
140.00		40.00%	$11.40		14.00%
150.00		50.00%	$11.40		14.00%
160.00		60.00%	$11.40		14.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 848.38, which was the closing level of the Market Measure on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	80.00

$10 ×	(80)	= $8.00 Redemption Amount per unit
100

Example 2

The Ending Value is 102.00, or 102.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	102.00

$10 +	[	$10 × 300% ×	(102 – 100)	]	= $10.60 Redemption Amount per unit
100

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	130.00

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.40 per unit
100

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES ARN-1, and page S-6 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is lower than the public offering price of your notes. This difference is a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-12. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agents, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material U.S. Federal Income Tax Consequences” below and beginning on page PS-25 of product supplement EQUITY INDICES ARN-1.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

Additional Risk Factors

MLPF&S, acting as the Index Compilation Agent, determines the composition of the Index based on the sector classification methodology of S&P Dow Jones Indices (as defined below).

The stocks included in the Index are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent assigns a company’s stock to the Index based on S&P Dow Jones Indices’s sector classification methodology as set forth in its Global Industry Classification Standard. S&P Dow Jones Indices has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. The Index Compilation Agent will compile the Index without regard to the notes. The Index Compilation Agent has no obligation to take the interests of the holders of the notes into consideration in compiling the Index.

S&P Dow Jones Indices may cause an adjustment to the S&P 500® Index in a way that affects its level, and has no obligation to consider your interests.

S&P Dow Jones Indices is responsible for calculating and maintaining the S&P 500® Index, from which the stocks included in the Index are selected. S&P Dow Jones Indices can add, delete, or substitute the stocks included in the S&P 500® Index or make other methodological changes that could change the level of the S&P 500® Index and therefore the composition and level of the Index. Changing the companies included in the Index may affect its level, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P Dow Jones Indices may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index, any of which could adversely affect the value of the notes. S&P Dow Jones Indices has no obligation to consider your interests in calculating or revising the S&P 500® Index.

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies in the energy sector. As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the energy sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The stocks of companies in the energy sector are subject to swift price fluctuations.

The issuers of the stocks included in the Index develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to energy resources production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in the energy sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks included in the Index and, therefore, the level of the Index and the value of the notes.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

The Index

All disclosures contained in this term sheet regarding the Index, the Select Sector Indices, and the S&P 500® Index, including, without limitation, their make up, method of their calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”) and MLPF&S, as described in this section and in the sections “Risk Factors” and “Additional Risk Factors” above. The consequences of any discontinuance of the Index are discussed in the section entitled “Description of ARNs — Discontinuance of an Index” beginning on page PS-20 of product supplement EQUITY INDICES ARN-1. Neither we nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Select Sector Indices

The Index is one of the Select Sector Indices. The Select Sector Indices are sub-indices of the S&P 500® Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indices represent all of the companies in the S&P 500® Index. The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The nine Select Sector Indices seek to represent the ten S&P 500® Index sectors. The S&P 500® Index sectors, with the approximate percentage of the market capitalization of the S&P 500® Index included in each sector as of December 31, 2013 indicated in parentheses: Consumer Discretionary (12.5%); Consumer Staples (9.8%); Energy (10.3%); Financials (16.2%); Health Care (13.0%); Industrials (10.9%); Information Technology (18.6%); Materials (3.5%); Telecommunication Services (2.3%); and Utilities (2.9%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

▪	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.

▪	The nine Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

▪	The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

▪	Each Select Sector Index is calculated by S&P using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base–weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies S&P that a Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

The Index

The Index (Index symbol: “IXE”) is a modified market capitalization-based index. The Index is intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. The Index includes companies from the oil, gas and consumable fuels industry, as well as the energy equipment and services industry. The Index, which serves as a benchmark for the Energy Select Sector SPDR Fund (Index fund symbol: “XLE”), was established with a value of 250 on June 30, 1998.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the S&P 500® Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the S&P 500® Index

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equities market. Relevant criteria employed by S&P for new additions include the financial viability of the particular company, the extent to which that company represents the industry group to which it is assigned, adequate liquidity and reasonable price, an unadjusted market capitalization of US$3.5 billion or more, U.S. domicile, a public float of at least 50% and company classification (i.e. U.S. common equities listed on the NYSE and the NASDAQ stock market and not closed-end funds, holding companies, tracking stocks, partnerships, investment vehicles, royalty trusts, preferred shares, unit trusts, equity warrants, convertible bonds or investment trusts). The ten main groups of companies that comprise the S&P 500® Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

The S&P 500® Index does not reflect the payment of dividends on the stocks included in the S&P 500® Index. Because of this the return on the notes will not be the same as the return you would receive if you were to purchase the stocks included in the Index and hold them for a period equal to the term of the notes.

Computation of the S&P 500® Index

As of September 16, 2005, S&P has used a full float-adjusted formula to calculate the S&P 500® Index. With a float-adjusted index, the share counts used in calculating the S&P 500® Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares.

The float-adjusted index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor (“IWF”) and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects.

Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock option plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by certain asset managers, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float. Effective as of September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by these asset managers, were removed from the float for purposes of calculating S&P 500® Index.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, the IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the multiple classes are combined into one class with an adjusted share count. In these cases, the stock price is based on one class, usually the most liquid class, and the share count is based on the total shares outstanding.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

Changes in a company’s total shares outstanding of 5.0% or more due to public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Other changes of 5.0% or more (for example, due to company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday (one week later). Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes due to mergers or acquisitions of publicly held companies are made as soon as reasonably possible, regardless of the size of the change, although de minimis merger and acquisition share changes may be accumulated and implemented with the quarterly share rebalancing. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date. Changes in investable weight factors of more than five percentage points caused by corporate actions will be made as soon as possible. Changes in investable weight factors of less than five percentage points will be made annually, in September when revised investable weight factors are reviewed. A share freeze is implemented the week of the rebalancing effective date, the third Friday of the last month of each quarter, during which shares are not changed except for certain corporate actions (merger activity, stock splits, rights offerings and certain dividend payable events).

As discussed above, the value of the S&P 500® Index is the quotient of (1) the total float-adjusted market capitalization of the S&P 500® Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the S&P 500® Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, such as stock splits require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require adjustments to the index divisor.

Additional information on the S&P 500® Index is available on the following website: http://www.standardandpoors.com. Information included on that website is not part of, or incorporated by reference in, this term sheet.

The following graph shows the monthly historical performance of the Index in the period from January 2008 through December 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 848.38.

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

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Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

License Agreement and Trademarks

We have entered into a non-exclusive license agreement with MLPF&S with respect to the Index. The Index is determined, composed and calculated by MLPF&S without regard to us, the notes or the holders of the notes. MLPF&S has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index.

MLPF&S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND MLPF&S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, UNAVAILABILITY, OR INTERRUPTIONS THEREIN. MLPF&S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN. MLPF&S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MLPF&S, IN ITS CAPACITY AS LICENSOR, HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, CONSEQUENTIAL DAMAGES, OR LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Energy Select Sector Index” or “Select Sector Indices” are trademarks of MLPF&S or its affiliates and will be licensed for use by us. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates. The S&P 500® Index is a product of S&P Dow Jones Indices LLC. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S and to us with respect to the S&P 500® Index is the use of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to MLPF&S, us, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the S&P 500® Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index. It is possible that this trading activity will affect the value of the S&P 500® Index and the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.

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Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date was based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements included a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors — General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES ARN-1.

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Accelerated Return Notes® Linked to the Energy Select Sector Index, due March 27, 2015

Material U.S. Federal Income Tax Consequences

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement EQUITY INDICES ARN-1. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement EQUITY INDICES ARN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement EQUITY INDICES ARN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Market Measure. If your notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your notes should be treated in the manner described above. No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment. There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page PS-25 of product supplement EQUITY INDICES ARN-1 and one or more of these might ultimately govern the tax treatment of the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders. Under recently issued proposed regulations, non-U.S. holders will not be subject to the Section 871(m) withholding tax described in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” on payments made prior to January 1, 2016; accordingly, holders of the notes will not be subject to this tax.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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